PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

Overall performance (Going concern and future operations)

Peninsula Resources Ltd. (“Peninsula” or the “Company”) was incorporated on February 22, 1994, in the province of Alberta. The Company was continued into British Columbia on May 12, 2008. The Company is listed on the NEX exchange. Management intends that the Company shall be engaged in the acquisition and exploration of resource properties.

On May 20, 2008 the TSX exchange approved a non-brokered private placement of 1,955,000 units at $0.17 per unit, comprised of one share and one purchase warrant exercisable at $0.225 for one year. The private placement was completed in July 2008 for proceeds of $332,350.

On March 13, 2009 the Company acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding share capital of  Tearlach Resources Limited (Barbados) (TB) for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions. Given the costs of setting up a new entity, management decided it was preferential to acquire an existing one.

The Company has accounted for the acquisition of TB using the guidance provided under related party transactions. Under this method the company does not record goodwill, and any gains or losses resulting due to the difference between the assets and liabilities acquired, and the consideration provided, is included in income for the period.  Assets and liabilities of TB have been recorded at their fair values at the date of acquisition.

Reported income of the Company includes the results of operations of TB from the date of acquisition on March 13, 2009.

The allocation of the purchase cost to the assets and liabilities acquired is as follows:

Consideration provided
Cash consideration	$ 15,000
Current liabilities assumed	7,097

Total consideration provided	22,097

Current assets acquired	(4,401)

Loss on acquisition of Tearlach Barbados	$ 17,696

On April 16, 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited (PB).

2010 March MD&A	Peninsula Resources Ltd	Page 1

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PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

The Company currently has no source of operating cash flow, no financial resources, and has no assurance that additional funding will be available to it. The ability of the Company to continue as a going concern is dependent on the identification of new opportunities, in the mineral exploration area or elsewhere, and on obtaining additional financing from its existing or new shareholders. Failure to obtain such additional financing could result in the dissolution of the Company.

Selected Annual Information

Year ended	Revenues	Profit or (Loss)	Profit or (Loss) per share	General and Administrative	Total Assets
June 30, 2009	-	(137,446)	(0.05)	119,750	41,828
June 30, 2008	-	(124,234)	(0.12)	124,234	10,893
June 30, 2007	-	(56,431)	(0.06)	56,431	3,395

Results of Operations

The following discussion should be read in conjunction with the accompanying Financial Statements and related notes. During the three and six months ended December 31, 2009 and 2008 the Company was not involved in any exploration activities.

The Company’s total assets were $30,147 on March 31, 2010 (June 30, 2009 - $41,828). The Company did not incur any mineral property acquisition or exploration costs in this period. The Company did not have any mineral properties in production and, therefore, did not generate any revenue from operations. In order to obtain financing sufficient to continue operations, the Company will continue to seek private placement funding, and joint venture partners and/or exploration funding for properties it may acquire.

The Company realized net losses of $24,645 and $92,649 or $0.01 and $0.02 per share in the three and nine months ended March 31, 2010 (2008 - $37,799 and $90,266 or $0.01 and $0.03 per share).

The Company incurred professional fees of $7,536 and $33,323 (2009 - $7,000 and $29,938). The increase is due to fees incurred by PB. The Company incurred management fees of $7,500 and $22,500 (2009 - $7,500 and $22,500); transfer agent and listing fees of $3,857 and $10,477 (2009 - $3,206 and $11,125); and consulting fees of $3,750 and $9,925 (2009 - $1,235 and $6,760). Project evaluation costs were $192 and $10,597 (2009 $nil). Monthly rent payments of $500 commenced in April 2009.

A summary of the Company’s financial information on a quarter by quarter basis for the preceding eight quarters appears below.

2010 March MD&A	Peninsula Resources Ltd	Page 2

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PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

Summary Quarterly Results for the Eight Fiscal Quarters Ended March 31, 2010

Quarter	Revenues	Profit or (Loss)	Profit or (Loss) per share	General and Administrative
3rd Quarter 2010	-	(24,645)	(0.01)	24,657
2nd Quarter 2010	-	(32,890)	(0.01)	32,890
1st Quarter 2010	-	(33,204)	(0.01)	30,165
4th Quarter 2009	-	(54,680)	(0.02)	54,680
3rd Quarter 2009	-	(37,799)	(0.01)	17,603
2nd Quarter 2009	-	(30,811)	(0.01)	30,811
1st Quarter 2009	-	(16,656)	(0.01)	16,656
4th Quarter 2008	-	(42,347)	(0.04)	42,347

Liquidity

The Company had $25,719 cash on hand on March 31, 2010 (June 30, 2009 - $34,362). The Company had a working capital deficit of $5,922 on March 31, 2010 and working capital of $16,727 on June 30, 2009. The primary source of cash in the three and nine months ended March 31, 2010 was shares subscribed - $25,000 the issuance of shares - $45,000. The primary use of cash was the funding of operations - $2,281 and $83,407. The Company currently has no source of operating cash flow, no financial resources, and has no assurance that additional funding will be available to it in order to remain a going concern. Failure to obtain such additional financing could result in the dissolution of the Company.

Share Capital

In July 2008 the Company completed a non-brokered private placement of 1,955,000 units at $0.17 per unit for proceeds of $332,350 less financing costs of $12,917. Each unit was comprised of one share and one purchase warrant exercisable at $0.225 for a period of one year. The shares were subject to a four-month hold ending November 4, 2008.

In February 2009 the Company issued 500,644 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

In July 2009 the Company issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

On July 3, 2009 1,254,357 warrants expired unexercised.

2010 March MD&A	Peninsula Resources Ltd	Page 3

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PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

On April 21, 2010 the Company closed a non-brokered private placement of 5,000,000 Units at a price of $0.10 per Unit for gross proceeds of $500,000. Each Unit consists of one common share of the Company and one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one share at a price of $0.125 for a period expiring one year from the date of issuance. 250,000 units were subscribed by March 31, 2010 for proceeds of $25,000.

Related party

In the three and nine months ended March 31, 2010 the Company entered into the following transactions with related parties:

i) The Company paid or accrued $7,500 and $22,500 (2008 - $7,500 and $22,500) in management fees to a company controlled by a director.  The Company incurred net $228 and $264 (2009 – repaid net $20 and $2,853) to the director for expenses paid on behalf of the Company.

At March 31, 2010 $14,765 (June 30, 2009 - $500) was owed to the director and to companies controlled by the director.

ii) The Company paid $3,750 and $9,925 for consulting fees and incurred net $30 and $nil for expenses to a director of the Company (2009 – incurred $1,235 and $6,760 for consulting fees and incurred net $nil for expenses). At March 31, 2010 $2,393 was owed to the director (June 30, 2009 - $nil).

iii) The Company incurred net $1,936 and $968 (2009 – incurred $296 and repaid net $13,155) to Goldex Resources Corporation (“Goldex” TSX.V: GDX) - a company with a director in common - for regulatory filing costs Goldex paid on the Company’s behalf.

The Company paid $1,500 and $4,500 (2009 - $nil) rent to Goldex. At March 31, 2010 $2,622 was owed to Goldex (June 30, 2009 - $1,654).

Related party transactions are in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party payables were as follows:

	March 31, 2010	June 30, 2009
i) Director and companies controlled by the director - for management fees, advances and expenses	$ 14,765	$ 500
ii) Director - for consulting fees and expenses	2,393	-
iii) Company with a director in common for expenses	2,622	1,654
	$ 19,780	$ 2,154

2010 March MD&A	Peninsula Resources Ltd	Page 4

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PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

Commitments:

On July 1, 2006, as extended to July 1, 2010, the Company entered into an agreement with a company controlled by a director, for consulting services for $2,500 per month.

International Financial Reporting Standards (IFRS):

In 2006, the AcSB ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

During 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs. The Company expects that by the third calendar quarter of 2010 management will have assessed conversion and first time adoption implications. During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the third calendar quarter of 2011.

This report includes certain “forward-looking statements” with respect to its anticipated future results and activities. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.  The information provided herein with respect to the Company’s properties and activities should be read in reference to the technical reports and other relevant disclosure documents prepared by or on behalf of the Company, which may be viewed by interested parties at www.sedar.com.

2010 March MD&A	Peninsula Resources Ltd	Page 5

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PENINSULA RESOURCES LTD.

(FORMERLY NUGGET RESOURCES INC.)

MANAGEMENT’S DISCUSSION and ANALYSIS – June 29, 2010

The three and nine months ended March 31, 2010 and 2009

Corporate Information

Directors and Officers

Graham C. Reveleigh, M.Sc.

President and Director

Charles Ross

CFO, and Director

Dieter Schindelhauer

Director

Len Guenther

Director

Australian Representative

Graham C. Reveleigh

Registered Office

2110 – 1177 West Hastings St.

Vancouver, BC

V6E 2K3

Head Office

2110 – 1177 West Hastings St.

Vancouver, BC

V6E 2K3

Tel:   (604) 688-5007

Fax: (604) 909-4682

Solicitors

Tupper Jonsson Yeadon

1710  – 1177 West Hastings St.

Vancouver, BC

V6E 2L3

Transfer Agent

Computershare Limited

2nd Floor 510 Burrard Street

Vancouver, BC

V6c 3B9

Tel: (604) 689-9853

Fax: (604) 689-8144

Auditors

STS Partners LLP

Sixth Floor, 543 Granville St.

Vancouver, BC

Tel: (604) 688-7800

Capitalization Shares Issued 8,661,644 Shares Listed NEX Trading Symbol PNU.H (effective May 9, 2008)

2010 March MD&A	Peninsula Resources Ltd	Page 6

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